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NEEMA NASSIRI neema.nassiri@dechert.com +1 212 641 5633 Direct +1 212 698 0420 Fax

October 21, 2021

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)
File Nos. 033-17619 and 811-05349
Post-Effective Amendment No. 847 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to the additional comment you provided to Cephas Chen and me of Dechert LLP during a telephonic discussion on October 19, 2021, in connection with your review of our prior correspondence filed with the Securities and Exchange Commission (“SEC”) on October 18, 2021, which had concerned your review of Post-Effective Amendment No. 847 (“PEA No. 847”) to the Registrant’s registration statement. PEA No. 847 was filed on August 20, 2021, pursuant to Rule 485(a) under the Securities Act of 1933 for the purposes of (i) registering Service Shares of the Goldman Sachs Enhanced Income Fund (the “Fund”) and (ii) receiving the SEC’s review of disclosure related to changes to the principal investment strategy and certain principal risks of the Fund, which could be construed as material. We have reproduced your additional comment below, followed by the Registrant’s response. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectuses

1.

Comment: Although the Fund currently discloses examples of the ESG criteria it will consider in the “Investment Management Approach—Principal Investment Strategies—Fixed Income Investment Philosophy” section of the Prospectuses (i.e., in Item 9 of the Prospectuses under Form N-1A), please additionally include disclosure briefly describing these ESG criteria in the “Summary—Principal Strategy” section of the Prospectuses (i.e., in Item 4 of the Prospectuses under Form N-1A), given that this section also references that the Fund may consider ESG factors as part of its principal investment strategies.

October 21, 2021 Page 2

Response: The Registrant respectfully declines to make this comment at this time. As noted in the prior response letter, examples of the ESG criteria that the Fund will consider are currently disclosed in the “Investment Management Approach—Principal Investment Strategies—Fixed Income Investment Philosophy” section of the Prospectuses. Consistent with Item 4 of Form N-1A, the “Summary—Principal Strategy” section of the Prospectuses summarizes how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies. This section includes a summary of the Investment Adviser’s investment philosophy, which includes, but is not limited to, the consideration of “a wide range of factors as part of the fundamental investment process, which may include environmental, social and governance (ESG) factors[.]” The Registrant believes that the Fund’s “layered” disclosure approach is consistent with Form N-1A and prior published SEC Staff guidance1 and is appropriate in light of the Fund’s principal investment strategies.

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We believe that the foregoing has been responsive to the Staff’s additional comment. Please call the undersigned at (212) 641-5633 if you wish to discuss this correspondence further.

Sincerely,

/s/ Neema Nassiri
Neema Nassiri

cc:	Lindsey C. Edwards, Goldman Sachs Asset Management, L.P.
Brenden P. Carroll, Dechert LLP
Cephas Chen, Dechert LLP

[1]	See Guidance Regarding Mutual Fund Enhanced Disclosure, SEC Staff IM Guidance Update (No. 2014-08) (June 2014), available at https://www.sec.gov/investment/im-guidance-2014-08.pdf.